P.E. 1/1/02

1-14550

02012658

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January, 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82________)

EXHIBIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: January 31, 2002

By: /s/ YE YIGAN
Name: Ye Yigan
Title: Chairman of Board of Directors

Exhibit 1.1

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION
INVOLVING DISPOSAL OF TWO
MD-11F AIRCRAFT TO CHINA CARGO AIRLINES LIMITED

The Directors announce that on 30th January, 2002, the Company entered into the Aircraft Transfer Agreement with CCA, pursuant to which the Company has agreed to dispose of its two MD-11F aircraft (with engines) to CCA for a consideration of RMB1,007,608,000. CCA is a non-wholly owned subsidiary of the Company whose equity interest is owned as to 70% by the Company and as to 30% by COSCO.

Under Chapter 14 of the Listing Rules, CCA is regarded as a "connected person" of the Company and the Disposal Transaction constitutes a connected transaction pursuant to Rule 14.26(1) of the Listing Rules requiring Shareholders' approval at a special general meeting of the Company unless a waiver is granted by the Stock Exchange.

The Company has applied for, and the Stock Exchange has granted to the Company, a waiver from strict compliance with the requirement under the Listing Rules to convene a special general meeting to approve the Disposal Transaction on the basis that: (a) EA Group, the controlling shareholder of the Company holding approximately 61.64% of the total issued share capital of the Company as at the date hereof and having no interest in CCA and the Disposal Transaction (other than indirect interest through the Company), would give a written certificate to approve the Disposal Transaction; and (b) if a special general meeting with respect to the Disposal Transaction was convened, no Shareholders would have been required to abstain from voting at such meeting.

Since no Shareholders are required under the Listing Rules to abstain from voting at any general meeting of the Shareholders, if convened, to approve the Disposal Transaction, the Disposal Transaction was approved in writing on 30th January, 2002 by EA Group.

THE AIRCRAFT TRANSFER AGREEMENT

Date	:	30th January, 2002
Parties	:	the Company; and
		CCA, a non-wholly owned subsidiary of the Company whose equity interest is owned as to 70% by the Company and as to 30% by COSCO
Assets to be transferred	:	two MD-11F aircraft (with engines) with PRC registration numbers B2173 and B2174

Consideration	: RMB1,007,608,000 (approximately HK$937,075,440), which was determined based on the net book value of the Assets of RMB1,007,608,000 as reflected in the unaudited accounts of the Company as at 31st December, 2001 (prepared according to the international accounting standards). As the consideration was determined based on the exact net book value of the Assets of RMB1,007,608,000 as at 31st December, 2001, the Disposal Transaction will not have any impact on the profit and loss position of the Company. The Directors, including the independent non-executive Directors, believe that such consideration, which was determined after arm's length negotiation, is fair and reasonable so far as the Company and the Shareholders are concerned.
Completion	: Under the Aircraft Transfer Agreement, the delivery of the Assets to CCA was deemed to have taken place on 1st January, 2002; and CCA is required to pay an aggregate sum of RMB1,007,608,000 by cash, which will be funded by way of pledge arrangements and bank loans, to the Company within 10 days after the date of the Aircraft Transfer Agreement, i.e., by 9th February, 2002.
Reasons for the transaction and use of proceeds	: The two MD-11F aircraft to be disposed of by the Company under the Aircraft Transfer Agreement were primarily used as freighters for transportation of cargoes by the Company. The Company intends to dispose of the two MD-11F aircraft so that it can use the proceeds from the Disposal Transaction to acquire aircraft with passengers transportation capacity.
Other material terms	: Under the Aircraft Transfer Agreement: (a) the maintenance costs for the Assets after completion of the Disposal Transaction will be borne by CCA; (b) the maintenance costs for the standby engines of the Assets will be borne by CCA and the Company according to the actual flight time incurred by CCA and the Company in respect of the standby engines (details relating to the allocation of the payment of such maintenance costs are yet to be determined); and (c) as the insurance costs in respect of the Assets up to 30th September, 2002 were paid by the Company, the insurance costs incurred and paid by the Company in respect of the Assets for the period from 1st January, 2002 to 30th September, 2002 will be reimbursed by CCA.

Connected party relationship	: Under Chapter 14 of the Listing Rules, CCA is regarded as a "connected person" of the Company and the Disposal Transaction constitutes a connected transaction pursuant to Rule 14.26(1) of the Listing Rules requiring Shareholders' approval at a special general meeting of the Company unless a waiver is granted by the Stock Exchange.

The Company has applied for, and the Stock Exchange has granted to the Company, a waiver from strict compliance with the requirement under the Listing Rules to convene a special general meeting to approve the Disposal Transaction on the basis that:

(a) EA Group, the controlling shareholder of the Company holding approximately 61.64% of the total issued share capital of the Company as at the date hereof and having no interest in CCA and the Disposal Transaction (other than indirect interest through the Company), would give a written certificate to approve the Disposal Transaction; and

(b) if a special general meeting with respect to the Disposal Transaction was convened, no Shareholders would have been required to abstain from voting at such meeting.

Although the Disposal Transaction is a connected transaction of the Company for the purpose of Chapter 14 of the Listing Rules, no director, chief executive or substantial shareholder of the Company or any associate (as defined in the Listing Rules) of any of them has any interest in CCA other than indirectly through the Company.

Since no Shareholders are required under the Listing Rules to abstain from voting at any general meeting of the Shareholders, if convened, to approve the Disposal Transaction, the Disposal Transaction was approved in writing on 30th January, 2002 by EA Group.

A circular containing information regarding the Aircraft Transfer Agreement and the Disposal Transaction and a letter from an independent financial adviser on the Disposal Transaction will be despatched to the Shareholders as soon as possible. In view of the forthcoming Lunar New Year public holiday from 12th February to 19th February, 2002 (both days inclusive) in the PRC, an application has been made by the Company to the Stock Exchange for an extension in the despatch of the circular, which is expected to be despatched to the Shareholders on or before 28th February, 2002.

The Directors, including the independent non-executive Directors, believe that the terms of the Aircraft Transfer Agreement are fair and reasonable so far as the Company and the Shareholders are concerned and that the Disposal Transaction is in the interests of the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Aircraft Transfer Agreement"	means the aircraft transfer agreement dated 30th January, 2002 entered into between the Company and CCA for the disposal of the Assets by the Company to CCA;
"Assets"	means the two MD-11F aircraft (with engines) owned by the Company which form the subject matter of the Aircraft Transfer Agreement;
"CCA"	means China Cargo Airlines Limited, a non-wholly owned subsidiary of the Company whose equity interest is owned as to 70% by the Company and as to 30% by COSCO;
"Company"	means China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, which is principally engaged in the business of civil aviation and whose shares are listed on the Stock Exchange;
"COSCO"	means China Ocean Shipping (Group) Company (中國遠洋運輸(集團)總公司), a state-owned enterprise which, except for its 30% equity interest in CCA, is a third party independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates (as defined in the Listing Rules) of any of them;
"Directors"	means the directors of the Company;
"Disposal Transaction"	means the disposal of the Assets by the Company to CCA pursuant to the terms of the Aircraft Transfer Agreement;
"EA Group"	means Eastern Air Group Company (東方航空集團公司), a wholly owned state enterprise under the administrative control of the Civil Aviation Administration of China and is the controlling shareholder of the Company holding approximately 61.64% of the issued share capital of the Company as at the date hereof;

"Listing Rules"	means The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	means the People's Republic of China;
"Shareholders"	means the shareholders of the Company; and
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited.

By Order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, the PRC, 30th January, 2002

Please also refer to the published version of this announcement in the South China Morning Post (English) and Hong Kong Economic Times (Chinese).